UNITED STATES

                        SECURITIES AND EXCHANGE COMMISSION

                               Washington, DC 20549

                                    Form N-54a

         NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION
                                 54(A) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:                                     	Terra Trema, Inc.

Address of Principal Business Office:     	2002-A Guadalupe St.
								Suite 200
								Austin, TX 78705

Telephone Number: 					(512) 407-9847

Name and Address of Agent for Service
of Process: 						Alan Lomax, CEO
								Terra Trema, Inc.
								2002-A Guadalupe St. Suite 200
								Austin, TX 78705

Copy to:							James A. Reskin
								Reskin & Associates
								520 South Fourth Avenue
								Suite 400
								Louisville, KY 40202-2577

Check one of the following:

[X] 	The company has filed a registration statement for a class of equity
	securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: Form 10SB12G, filed
	May 11,2001.

[  ]	The company is relying on Rule 12g-2 under the Securities Exchange Act
	of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

	The file number of the registration as an investment company pursuant to
	section 8(a) of the Act, if any, of the company:

	The file number of the registration as an investment company pursuant to
	section 8(a) of the Act, if any, of any subsidiary of the company:

The undersigned company certifies that it is a closed-end company organized Under the laws of the State of Nevada and with its principal place of business in Texas; that it will be operated for the purposes of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Austin and State of Texas on this 13th day of December 2004.

By:		     /s/ Alan Lomax____

Name:		Alan Lomax
Title:	Chief Executive Officer

Attest:	     /s/Bryce Knight____
       Bryce Knight
       Chief Financial Officer